VIA EDGAR

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Martin James

Re:	Hittite Microwave Corporation
Form 10-K for the Year Ended December 31, 2012
Filed February 26, 2013
File No. 000-51448

Dear Mr. James:

This letter responds to your letter dated May 30, 2013 commenting on Hittite Microwave Corporation’s Form 10-K for the year ended December 31, 2012. In this letter we have recited the staff’s comments in italicized type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 51

1.              When discussing your provision for income taxes on page 53, you disclose that as a result of a global expansion project in 2012, your effective tax rate increased 2.3% but will decrease in the future. Please explain to us why the rate increased in 2012 and what factors will cause the rate to decline in future periods.

Response:

In 2012, our global expansion project implementation increased our effective tax rate by 2.3%, representing the net effect of three principal factors.  First, our effective tax rate increased by 3.5% due to an increase in deemed dividends from our foreign subsidiaries, pursuant to Subpart F of the Internal Revenue Code.  Second, we experienced a decrease in our domestic production activities deduction related to a reduction in our U.S. manufacturing activities, resulting in a 1.2% increase in our effective tax rate.  Finally, these increases were offset by a benefit from foreign tax rate differentials and foreign tax credits, resulting in a 2.4% decrease to our effective tax rate.

In future periods, we expect that our effective tax rate will decrease as we continue to expand the scope of our international operations and increase the percentage of our earnings being generated in lower tax jurisdictions.

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Foreign Currency Translation, page F-11

2.              Please provide us the analysis you performed under FASB ASC 830-10-45 in concluding that your functional currency in Ireland is the U.S. dollar. We note that your functional currency in each of your other foreign operations is the respective local currency.

Response:

In determining the appropriate functional currency that should be used, we follow the guidance in ASC 830-10-45.  Based on that guidance, the principal factor we considered was the currency in which our subsidiaries in Ireland generate and expend cash.  Sales contracts and vendor purchase agreements entered into by our subsidiaries in Ireland are generally U.S. dollar denominated.  For 2012, all of the revenue and more than 70% of the expenses recorded by these subsidiaries was U.S. dollar denominated.  Based on this analysis, we determined that the functional currency of our subsidiaries in Ireland was the U.S. dollar.  We will continue to monitor our Irish subsidiaries for significant changes in economic facts and circumstances that indicate the functional currency should be adjusted.

The functional currency of each of our other foreign operations is the respective local currency.  This determination reflects that the currency in which our other foreign operations primarily generate and expend cash is the local currency.

As requested in the Staff’s letter, we acknowledge that:

•                                          We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at (978) 250-3343.

Sincerely,

William Boecke

Vice President, Chief Financial Officer and Treasurer

cc:	Kate Tillan, Assistant Chief Accountant
Martin James, Senior Assistant Chief Accountant
Robert W. Sweet, Jr.